Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	09:51 01-Sep-06
Number	3495I

RNS Number:3495I
Wolseley PLC
01 September 2006

Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Wolseley Irish Sharesave Scheme 2000

3 Period of Return – From:

1 March 2006

To:

31 August 2006

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

48,289 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:

54,981 Ordinary 25p shares*

6 Balance under scheme not yet issued/allotted under scheme at end of period:

18,308 Ordinary 25p shares

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

110,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)

25,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)

35,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402 (utilised)

50,000 Ordinary 25p shares listed on 30.09.2005 ref RA/Wolseley plc/0-976-402 (utilised)

*25,000 Ordinary 25p shares listed on 15.06.2006 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

597,706,564 Ordinary 25p shares

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary & Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END